SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES ACT OF 1934

(Amendment No. 8)

Assured Guaranty Ltd.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title and Class of Securities)

G0585R106

(CUSIP Number)

WL Ross Group, L.P.

1166 Avenue of the Americas

New York, New York 10036

Attention: Michael J. Gibbons

Telephone number: (212) 826-1100

Facsimile Number: (212) 317-4891

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on following pages)

(Page 1 of 18 Pages)

CUSIP No. G0585R106	Schedule 13D/A	Page 2 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,350,902 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,350,902 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,350,902 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% (1) (2)
14	TYPE OF REPORTING PERSON PN

(1)	The shares are held directly by WLR Recovery Fund IV, L.P. (“Fund IV”). Wilbur L. Ross, Jr. (“Mr. Ross”) is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC. WLR Recovery Associates IV LLC is the general partner of Fund IV. Accordingly, WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by Fund IV.
(2)	Based on 189,776,540 shares outstanding as of May 1, 2013, as reported on the Issuer’s Form 10-Q for the quarterly period ended March 31, 2013, less the 5,000,000 shares repurchased pursuant to the transaction reported on this Schedule 13D.

CUSIP No. G0585R106	Schedule 13D/A	Page 3 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund III, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,009,288 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,009,288 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,009,288 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (1) (2)
14	TYPE OF REPORTING PERSON PN

(1)	The shares are held directly by WLR Recovery Fund III, L.P. (“Fund III”). Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates III LLC. WLR Recovery Associates III LLC is the general partner of Fund III. Accordingly, WLR Recovery Associates III LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by Fund III.
(2)	Based on 189,776,540 shares outstanding as of May 1, 2013, as reported on the Issuer’s Form 10-Q for the quarterly period ended March 31, 2013, less the 5,000,000 shares repurchased pursuant to the transaction reported on this Schedule 13D.

CUSIP No. G0585R106	Schedule 13D/A	Page 4 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR IV Parallel ESC, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 42,438 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 42,438 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,438 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02% (1) (2)
14	TYPE OF REPORTING PERSON PN

(1)	The shares are held directly by WLR IV Parallel ESC, L.P. (“Parallel Fund”). Invesco WLR IV Associates LLC is the general partner of Parallel Fund. Invesco Private Capital, Inc. is the managing member of Invesco WLR IV Associates LLC. Invesco WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates IV LLC has been appointed as representative and attorney of WLR IV Parallel ESC, L.P. to, among other things, exercise all rights, powers and privileges with respect to the Class A Common Stock owned by WLR IV Parallel ESC, L.P. that it deems fit. Accordingly, Invesco WLR IV Associates LLC, Invesco Private Capital, Inc., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross can be deemed to share beneficial ownership over the shares to be held directly by Parallel Fund.
(2)	Based on 189,776,540 shares outstanding as of May 1, 2013, as reported on the Issuer’s Form 10-Q for the quarterly period ended March 31, 2013, less the 5,000,000 shares repurchased pursuant to the transaction reported on this Schedule 13D.

CUSIP No. G0585R106	Schedule 13D/A	Page 5 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR/GS Master Co-Investment, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 597,945 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 597,945 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 597,945 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (1) (2)
14	TYPE OF REPORTING PERSON PN

(1)	The shares are held directly by WLR/GS Master Co-Investment, L.P. (“WLR/GS Fund”). Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Master Co-Investment GP, LLC. WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Fund. Accordingly, WLR Master Co-Investment GP, LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by WLR/GS Fund.
(2)	Based on 189,776,540 shares outstanding as of May 1, 2013, as reported on the Issuer’s Form 10-Q for the quarterly period ended March 31, 2013, less the 5,000,000 shares repurchased pursuant to the transaction reported on this Schedule 13D.

CUSIP No. G0585R106	Schedule 13D/A	Page 6 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR AGO Co-Invest, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 841,915 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 841,915 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 841,915 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (1) (2)
14	TYPE OF REPORTING PERSON PN

(1)	The shares are held directly by WLR AGO Co-Invest, L.P. (“Co-Invest Fund”, which, together with Fund IV, Fund III, Parallel Fund and WLR/GS Fund, are sometimes referred to as the “WLR Funds”). Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC. WLR Recovery Associates IV LLC is the general partner of Co-Invest Fund. Accordingly, WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by Co-Invest Fund.
(2)	Based on 189,776,540 shares outstanding as of May 1, 2013, as reported on the Issuer’s Form 10-Q for the quarterly period ended March 31, 2013, less the 5,000,000 shares repurchased pursuant to the transaction reported on this Schedule 13D.

CUSIP No. G0585R106	Schedule 13D/A	Page 7 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Associates IV LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 13,192,817 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 13,192,817 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,192,817 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (1) (2)
14	TYPE OF REPORTING PERSON IA

(1)	The shares are held directly by Fund IV and Co-Invest Fund. Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC. WLR Recovery Associates IV LLC is the general partner of Fund IV and Co-Invest Fund. Accordingly, WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by Fund IV and Co-Invest Fund.
(2)	Based on 189,776,540 shares outstanding as of May 1, 2013, as reported on the Issuer’s Form 10-Q for the quarterly period ended March 31, 2013, less the 5,000,000 shares repurchased pursuant to the transaction reported on this Schedule 13D.

CUSIP No. G0585R106	Schedule 13D/A	Page 8 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Associates III LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,009,288 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,009,288 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,009,288 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (1) (2)
14	TYPE OF REPORTING PERSON IA

(1)	The shares are held directly by Fund III. Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates III LLC. WLR Recovery Associates III LLC is the general partner of Fund III. Accordingly, WLR Recovery Associates III LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by Fund III.
(2)	Based on 189,776,540 shares outstanding as of May 1, 2013, as reported on the Issuer’s Form 10-Q for the quarterly period ended March 31, 2013, less the 5,000,000 shares repurchased pursuant to the transaction reported on this Schedule 13D.

CUSIP No. G0585R106	Schedule 13D/A	Page 9 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Invesco WLR IV Associates LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 42,438 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 42,438 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,438 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02% (1) (2)
14	TYPE OF REPORTING PERSON IA

(1)	The shares are held directly by Parallel Fund. Invesco WLR IV Associates LLC is the general partner of Parallel Fund. Invesco Private Capital, Inc. is the managing member of Invesco WLR IV Associates LLC. Invesco WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates IV LLC has been appointed as representative and attorney of WLR IV Parallel ESC, L.P. to, among other things, exercise all rights, powers and privileges with respect to the Class A Common Stock owned by WLR IV Parallel ESC, L.P. that it deems fit. Accordingly, Invesco WLR IV Associates LLC, Invesco Private Capital, Inc., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross can be deemed to share beneficial ownership over the shares to be held directly by Parallel Fund.
(2)	Based on 189,776,540 shares outstanding as of May 1, 2013, as reported on the Issuer’s Form 10-Q for the quarterly period ended March 31, 2013, less the 5,000,000 shares repurchased pursuant to the transaction reported on this Schedule 13D.

CUSIP No. G0585R106	Schedule 13D/A	Page 10 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Invesco Private Capital, Inc. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 42,438 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 42,438 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,438 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02% (1) (2)
14	TYPE OF REPORTING PERSON IA

(1)	The shares are held directly by Parallel Fund. Invesco WLR IV Associates LLC is the general partner of Parallel Fund. Invesco Private Capital, Inc. is the managing member of Invesco WLR IV Associates LLC. Invesco WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates IV LLC has been appointed as representative and attorney of WLR IV Parallel ESC, L.P. to, among other things, exercise all rights, powers and privileges with respect to the Class A Common Stock owned by WLR IV Parallel ESC, L.P. that it deems fit. Accordingly, Invesco WLR IV Associates LLC, Invesco Private Capital, Inc., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross can be deemed to share beneficial ownership over the shares to be held directly by Parallel Fund.
(2)	Based on 189,776,540 shares outstanding as of May 1, 2013, as reported on the Issuer’s Form 10-Q for the quarterly period ended March 31, 2013, less the 5,000,000 shares repurchased pursuant to the transaction reported on this Schedule 13D.

CUSIP No. G0585R106	Schedule 13D/A	Page 11 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Master Co-Investment GP LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 597,945 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 597,945 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 597,945 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (1) (2)
14	TYPE OF REPORTING PERSON IA

(1)	The shares are held directly by WLR/GS Fund. Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Master Co-Investment GP, LLC. WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Fund. Accordingly, WLR Master Co-Investment GP, LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by WLR/GS Fund.
(2)	Based on 189,776,540 shares outstanding as of May 1, 2013, as reported on the Issuer’s Form 10-Q for the quarterly period ended March 31, 2013, less the 5,000,000 shares repurchased pursuant to the transaction reported on this Schedule 13D.

CUSIP No. G0585R106	Schedule 13D/A	Page 12 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross Group, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 14,842,488 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,842,488 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,842,488 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0% (1) (2)
14	TYPE OF REPORTING PERSON IA

(1)	12,350,902 of the shares are held directly by Fund IV, 1,009,288 of the shares are held directly by Fund III, 42,438 of the shares are held directly by Parallel Fund, 597,945 of the shares are held directly by WLR/GS Fund and 841,915 of the shares are held directly by Co-Invest Fund. Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of each of WLR Recovery Associates IV LLC, WLR Recovery Associates III LLC and WLR Master Co-Investment GP, LLC. WLR Recovery Associates IV LLC is the general partner of Fund IV and Co-Invest Fund. WLR Recovery Associates III LLC is the general partner of Fund III. WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Fund. Invesco WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates IV LLC has been appointed as representative and attorney of WLR IV Parallel ESC, L.P. to, among other things, exercise all rights, powers and privileges with respect to the Class A Common Stock owned by WLR IV Parallel ESC, L.P. that it deems fit. Accordingly, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross can be deemed to share voting and dispositive power over the shares held directly by Fund IV, Fund III, Parallel Fund, WLR/GS Fund and Co-Invest Fund.
(2)	Based on 189,776,540 shares outstanding as of May 1, 2013, as reported on the Issuer’s Form 10-Q for the quarterly period ended March 31, 2013, less the 5,000,000 shares repurchased pursuant to the transaction reported on this Schedule 13D.

CUSIP No. G0585R106	Schedule 13D/A	Page 13 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) El Vedado, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 14,842,488 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,842,488 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,842,488 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0% (1) (2)
14	TYPE OF REPORTING PERSON IA

(1)	12,350,902 of the shares are held directly by Fund IV, 1,009,288 of the shares are held directly by Fund III, 42,438 of the shares are held directly by Parallel Fund, 597,945 of the shares are held directly by WLR/GS Fund and 841,915 of the shares are held directly by Co-Invest Fund. Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of each of WLR Recovery Associates IV LLC, WLR Recovery Associates III LLC and WLR Master Co-Investment GP, LLC. WLR Recovery Associates IV LLC is the general partner of Fund IV and Co-Invest Fund. WLR Recovery Associates III LLC is the general partner of Fund III. WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Fund. Invesco WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates IV LLC has been appointed as representative and attorney of WLR IV Parallel ESC, L.P. to, among other things, exercise all rights, powers and privileges with respect to the Class A Common Stock owned by WLR IV Parallel ESC, L.P. that it deems fit. Accordingly, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross can be deemed to share voting and dispositive power over the shares held directly by Fund IV, Fund III, Parallel Fund, WLR/GS Fund and Co-Invest Fund.
(2)	Based on 189,776,540 shares outstanding as of May 1, 2013, as reported on the Issuer’s Form 10-Q for the quarterly period ended March 31, 2013, less the 5,000,000 shares repurchased pursuant to the transaction reported on this Schedule 13D.

CUSIP No. G0585R106	Schedule 13D/A	Page 14 of 18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilbur L. Ross, Jr. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,161 (2)
	8	SHARED VOTING POWER 14,842,488 (1)
	9	SOLE DISPOSITIVE POWER 21,161 (2)
	10	SHARED DISPOSITIVE POWER 14,842,488 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,863,649 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0% (1) (2) (3)
14	TYPE OF REPORTING PERSON IN

(1)	12,350,902 of the shares are held directly by Fund IV, 1,009,288 of the shares are held directly by Fund III, 42,438 of the shares are held directly by Parallel Fund, 597,945 of the shares are held directly by WLR/GS Fund and 841,915 of the shares are held directly by Co-Invest Fund. Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of each of WLR Recovery Associates IV LLC, WLR Recovery Associates III LLC and WLR Master Co-Investment GP, LLC. WLR Recovery Associates IV LLC is the general partner of Fund IV and Co-Invest Fund. WLR Recovery Associates III LLC is the general partner of Fund III. WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Fund. Invesco WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates IV LLC has been appointed as representative and attorney of WLR IV Parallel ESC, L.P. to, among other things, exercise all rights, powers and privileges with respect to the Class A Common Stock owned by WLR IV Parallel ESC, L.P. that it deems fit. Accordingly, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross can be deemed to share voting and dispositive power over the shares held directly by Fund IV, Fund III, Parallel Fund, WLR/GS Fund and Co-Invest Fund.
(2)	All of the shares are held directly by Mr. Ross, which have been granted to him by the Issuer as annual retainers.
(3)	Based on 189,776,540 shares outstanding as of May 1, 2013, as reported on the Issuer’s Form 10-Q for the quarterly period ended March 31, 2013, less the 5,000,000 shares repurchased pursuant to the transaction reported on this Schedule 13D.

Amendment No. 8 to Schedule 13D

This Amendment No. 8 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the Schedule 13D originally filed on March 10, 2008 and amended on April 9, 2008, May 7, 2008, September 19, 2008, November 14, 2008, June 25, 2009, August 26, 2011 and December 5, 2011 (as so amended, the “Statement”) by Mr. Ross and the entities affiliated with him listed in Item 2 of this Statement (each, a “Reporting Person” and collectively, the “Reporting Persons”).

This Schedule 13D/A amends and supplements the statement as follows:

Item 5.	Interest in Securities of the Issuer.

The following is added to the end of Item 5(c) of the Statement as follows:

Pursuant to a Share Purchase Agreement, dated May 31, 2013, by and among Fund IV, Fund III, Parallel Fund, WLR/GS Fund, Co-Invest Fund, Mr. Ross (collectively, the “Sellers”) and the Issuer (the “Share Purchase Agreement”), the Issuer agreed to repurchase from the Sellers an aggregate of 5,000,000 shares of Common Stock, at a price of $21.94 per share, as set forth below:

•	Fund IV: 4,154,734 shares

•	Fund III: 339,515 shares

•	Parallel Fund: 14,276 shares

•	WLR/GS Fund: 201,144 shares

•	Co-Invest Fund: 283,213 shares

•	Mr. Ross: 7,118 shares

The Share Purchase Agreement contains customary representations and warranties.

Assuming the completion of the sale of the shares pursuant to the Share Purchase Agreement, the numbers of shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D/A for each of the Reporting Persons, and such information is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The following is added to the end of Item 6 of the Statement as follows:

The description of the Share Purchase Agreement contained in Item 5(c) is incorporated herein by reference.

Item 7.	Material to be Filed As Exhibits.

Exhibit 1:	Share Purchase Agreement, dated May 31, 2013, by and among Fund IV, Fund III, Parallel Fund, WLR/GS Fund, Co-Invest Fund, Mr. Ross and the Issuer. Previously filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K on June 3, 2013 and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2013

WLR RECOVERY FUND IV, L.P.
By:	WLR Recovery Associates IV LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC its General Partner

By:	*
Wilbur L. Ross, Jr., its Managing Member

WLR RECOVERY FUND III, L.P.
By:	WLR Recovery Associates III LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr., its Managing Member

WLR IV PARALLEL ESC, L.P.
By:	INVESCO WLR IV Associates LLC, its General Partner
By:	Invesco Private Capital, Inc., its Managing Member

By:	*
Wilbur L. Ross, Jr., its Chief Executive Officer

WLR/GS MASTER CO-INVESTMENT, L.P.
By:	WLR Master Co-Investment GP LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr., its Managing Member

WLR AGO CO-INVEST, L.P.
By:	WLR Recovery Associates IV LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC its General Partner

By:	*
Wilbur L. Ross, Jr., its Managing Member

INVESCO WLR IV ASSOCIATES LLC
By:	Invesco Private Capital, Inc its Managing Member

By:	*
Wilbur L. Ross, Jr., its Chief Executive Officer

INVESCO PRIVATE CAPITAL, INC.

By:	*
Wilbur L. Ross, Jr., its Chief Executive Officer

WLR RECOVERY ASSOCIATES IV LLC
By: WL Ross Group, L.P., its Managing Member
By: El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr., its Managing Member

WLR RECOVERY ASSOCIATES III LLC
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr., its Managing Member

WLR MASTER CO-INVESTMENT GP LLC
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr., its Managing Member

WL ROSS GROUP, L.P.
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr., its Managing Member

EL VEDADO, LLC

By:	*
Wilbur L. Ross, Jr., its Managing Member

/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.

*	The undersigned, by signing his name hereto, does sign and execute this Schedule 13D pursuant to the Powers of Attorney executed by the above-named officers and managing members of the reporting companies and filed with the Securities and Exchange Commission on behalf of such officers and managing members.

/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.